UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number :  1-14118

MATERIAL CHANGE REPORT

QUEBECOR WORLD INC.
(Translation of Registrant’s Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              ☐                                                                            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                                      .

QUEBECOR WORLD INC.

Filed in this Form 6-K

Documents index

1.                                       Material Change Report and schedule

2.                                       Fifth Amending Agreement to the Amended and Restated Credit Agreement

2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2.	Date of Material Change

December 31, 2007

Item 3.	News Release

A press release was issued by Quebecor World Inc. (“Quebecor World”) on December 31, 2007. A copy of the press release is attached hereto as Schedule A and forms an integral part hereof.

Item 4.	Summary of Material Change

On December 31, 2007, Quebecor World announced that with the assistance of its independent financial advisor, it would continue to actively pursue financing options and solutions to its liquidity and balance sheet challenges and to explore various strategic alternatives. In addition, Quebecor World announced that to facilitate its undertaking for financing initiatives, it had obtained from its banking syndicate and the sponsors of its North American securitization program waivers until March 31, 2008 from compliance with certain financial tests under the relevant agreements in respect of the quarter ended December 31, 2007, in particular, the maximum Debt-to-EBITDA ratio of 4.50:1.00. These waivers are subject to a number of conditions as more fully detailed in the attached press release.

Item 5.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6.	Omitted Information

Not applicable.

Item 7.	Executive Officer

For any inquiries with respect to this material change report, please contact Tony Ross, Vice President, Communications, at (514) 877-5317 or (800) 567-7070 or Roland Ribotti, Vice President, Investor Relations and Assistant-Treasurer, at (514) 877-5143 or (800) 567-7070.

Item 8.	Date of Report

January 10, 2008

2

SCHEDULE A — PRESS RELEASE

See attached.

Quebecor World Inc.

TSX: IQW

NYSE: IQW

Dec 31, 2007 18:07 ET

Quebecor World Continues to Pursue Financing Options

MONTREAL, CANADA—(Marketwire - Dec. 31, 2007) - Quebecor World Inc. (TSX:IQW)(NYSE:IQW) today announced that with the assistance of its independent financial advisor, it continues to actively pursue financing options and solutions to its liquidity and balance sheet challenges and to explore various strategic alternatives.

In addition, Quebecor World announced today that to facilitate its undertaking for financing initiatives, it has obtained from its banking syndicate and the sponsors of its North American securitization program waivers until March 31, 2008 from compliance with certain financial tests under the relevant agreements in respect of the quarter ended December 31, 2007, in particular, the maximum Debt-to-EBITDA ratio of 4.50:1.00. These waivers are subject to a number of conditions including (1) the Company having obtained, on or before January 15, 2008, U.S.$125 million of new financing and (2) the Company delivering, on or before January 31, 2008, a “Refinancing Transaction”, being comprised of commitments or other arrangements satisfactory to the Company’s lenders which would reduce the Company’s current credit facility to U.S.$500 million by February 29, 2008 and further allow the repayment in full of the Company’s current credit facility and the concurrent termination of the Company’s North American securitization program on or before June 30, 2008.

In connection with the foregoing, the Company is in active discussions with major financial institutions in respect of financing alternatives that could satisfy the conditions under the aforementioned waivers, although no firm commitments have been obtained as of the date of this release and there can be no assurance that such financing commitments will be obtained.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of the Company, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.

The forward-looking statements in this press release reflect the Company’s expectations as of December 31, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

About Quebecor World

Quebecor World Inc. (TSX:IQW)(NYSE:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

For more information, please contact

Quebecor World Inc.

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070

or

Quebecor World Inc.

Roland Ribotti

Vice President, Investor Relations

and Assistant Treasurer

514-877-5143

800-567-7070

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1-800-774-9473 (US) |  1-888-299-0338 (Canada) |  +44-20-7562-6550 (UK)

FIFTH AMENDING AGREEMENT

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF DECEMBER 31, 2005

among

QUEBECOR WORLD INC.

and

QUEBECOR WORLD (USA) INC.

as Borrowers

and

THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO

as Lenders

and

ROYAL BANK OF CANADA

as Administrative Agent

DATED AS OF December 31, 2007

THIS FIFTH AMENDING AGREEMENT TO THE AMENDED AND RESTATED CREDIT AGREEMENT dated as of the 31st day of December 2007.

AMONG:	QUEBECOR WORLD INC., a corporation amalgamated under the laws of Canada, having its registered office in Montreal, Province of Quebec, Canada
(“QWI” or, sometimes, a “Borrower”)

AND:

QUEBECOR WORLD (USA) INC., a corporation incorporated under the laws of the State of Delaware, U.S.A. and having its registered office of its state of incorporation in Wilmington, State of Delaware, U.S.A.

(“QWUSA” or, sometimes, a “Borrower”)

AND:	EACH OF THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO

AND:	ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in Montreal, Province of Quebec, Canada in its capacity as administrative agent for the Lenders
(in such capacity or any successor in such capacity, the “Administrative Agent”)

AND:	RBC CAPITAL MARKETS, as arranger of the Credit Facilities

(in such capacity or any successor in such capacity, the “Arranger”)

WHEREAS QWI (then known as Imprimeries Quebecor Inc. — Quebecor Printing Inc.), QWUSA (then known as Quebecor Printing (USA) Holdings Inc.) and USGP (then known as Quebecor Printing Capital GP), as borrowers, the financial institutions named on the signature pages thereto, as lenders, Royal Bank of Canada, as administrative agent, Royal Bank of Canada, ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as co arrangers, and ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as joint syndication agents, have entered into a credit agreement dated as of April 28, 1999 (the “Original Credit Agreement”) under the terms of which credit facilities aggregating US$1,000,000,000 were made available to QWI, QWUSA and USGP;

WHEREAS QWI, QWUSA and USGP and the Administrative Agent have entered into a First Amending Agreement to Credit Agreement dated as of August 12, 1999 to which intervened Quebecor Printing Holding Company (“QPHC”) (the “First Amending Agreement to the Original Credit Agreement”) in respect of the Original Credit Agreement;

WHEREAS QWI, QWUSA and USGP, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent, the arrangers and the joint syndication agents named therein have entered into a Second Amending Agreement to Credit Agreement dated as of August 18, 1999 to which intervened QPHC (the “Second Amending Agreement”) in respect of the Original Credit Agreement as amended by the First Amending Agreement to the Original Credit Agreement;

WHEREAS QWI, QWUSA and USGP and the Administrative Agent have entered into a Third Amending Agreement to Credit Agreement dated as of April 26, 2000 to which intervened QPHC (the “Third Amending Agreement”) in respect of the Original Credit Agreement as amended by the First Amending Agreement to the Original Credit Agreement and the Second Amending Agreement;

WHEREAS QWI, QWUSA and USGP, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent and the joint syndication agents named therein have entered into an Amended and Restated Credit Agreement dated as of April 24, 2002 to which intervened QPHC (the “2002 Amended and Restated Agreement”) amending and restating the Original Credit Agreement as amended by the First Amending Agreement to the Original Credit Agreement, the Second Amending Agreement and the Third Amending Agreement;

(the Original Credit Agreement as amended by the First Amending Agreement to the Original Credit Agreement, the Second Amending Agreement and the Third Amending Agreement and as amended and restated by the 2002 Amended and Restated Agreement is hereinafter called the “Principal Credit Agreement”);

WHEREAS QWI, QWUSA, the financial institutions named on the signature pages thereto, as lenders, and the Administrative Agent have entered into an Amended and Restated Credit Agreement dated as of November 7, 2003, to which intervened QPHC (the “2003 Amended and Restated Agreement”), amending and restating the Principal Credit Agreement and pursuant to which certain credit facilities of up to a maximum aggregate amount of US$1,000,000,000 or, up to certain limits set forth therein, the Equivalent Amount thereof in Canadian Dollars and Euros, or any combination thereof, continued to be made available to the Borrowers;

WHEREAS QWI and QWUSA, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent and RBC Capital Markets, as arranger, have entered into as of November 5, 2004 a First Amending Agreement to the 2003 Amended and Restated Credit Agreement dated as of November 7, 2003 to which intervened QPHC (the “2004 First Amending Agreement”) in respect of the 2003 Amended and Restated Agreement;

WHEREAS QWI and QWUSA, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent and RBC Capital Markets, as arranger, have entered into an Amended and Restated Credit Agreement dated as of December 15, 2005 to which intervened QPHC (the “2005 Amended and Restated Agreement”), amending and restating the 2003 Amended and Restated Agreement as amended by the 2004 First Amending Agreement and pursuant to which certain credit facilities of up to a maximum aggregate amount of US$1,000,000,000 or, up to certain limits set forth therein, the Equivalent Amount hereof in Canadian Dollars and Euros, or any combination thereof, continued to be made available to the Borrowers;

WHEREAS on August 28, 2006, QWI, QWUSA, the financial institutions named on the signature pages thereto, as lenders, and the Administrative Agent have entered into a First Amending Agreement to the Amended and Restated Credit Agreement dated as of December 15, 2005 to which intervened QPHC (the “2006 First Amending Agreement”) in respect of the 2005 Amended and Restated Agreement;

WHEREAS effective on December 8, 2006, QWI, QWUSA, the financial institutions named on the signature pages thereto, as lenders, and the Administrative Agent have entered into a Second Amending Agreement to the Amended and Restated Credit Agreement dated as of December 15, 2005 to which intervened QPHC (the “2006 Second Amending Agreement”) in respect of the 2005 Amended and Restated Agreement as amended by the 2006 First Amending Agreement;

WHEREAS effective on March 15, 2007, QWI, QWUSA, the financial institutions named on the signature pages thereto, as lenders, and the Administrative Agent have entered into a Third Amending Agreement to the Amended and Restated Credit Agreement dated as of December 15, 2005 to which intervened QPHC (the “2007 Third Amending Agreement”) in respect of the 2005 Amended and Restated Agreement as amended by the 2006 First Amending Agreement and by the 2006 Second Amending Agreement;

                WHEREAS effective on September 28, 2007, QWI, QWUSA, the financial institutions named on the signature pages thereto, as lenders, and the Administrative Agent have entered into a Fourth Amending Agreement to the Amended and Restated Credit Agreement dated as of December 15, 2005 to which intervened QPHC (the “2007 Fourth Amending Agreement”) in respect of the 2005 Amended and Restated Agreement as amended by the 2006 First Amending Agreement, by the 2006 Second Amending Agreement and by the 2007 Third Amending Agreement;

(the Principal Credit Agreement as amended and restated by the 2003 Amended and Restated Agreement, as amended by the 2004 First Amending Agreement and as amended and restated by the 2005 Amended and Restated Agreement and as amended by the 2006 First Amending Agreement, by the 2006 Second Amending Agreement, by the 2007 Third Amending Agreement and by the 2007 Fourth Amending Agreement is hereinafter called the “Existing Credit Agreement”);

WHEREAS by its terms, the 2007 Fourth Amending Agreement, inter alia, permanently reduced the Aggregate Commitment to US$750,000,000;

WHEREAS since the date of execution of the Original Credit Agreement (i) QWI has changed its name from Quebecor Printing Inc. to Quebecor World Inc., (ii) Quebecor Printing

(USA) Holdings Inc. acquired WCP through Printing Acquisition Inc. (“PAI”), WCP then merged with PAI, with WCP being the surviving corporation which changed its name to QWUSA and later merged with Quebecor Printing (USA) Holdings Inc., with QWUSA being the surviving corporation and (iii) USGP has ceased to be a borrower and a guarantor in connection with the Credit Facilities;

WHEREAS a request was submitted by the Borrowers on December 20, 2007  to the Administrative Agent and the Lenders to consent to certain accommodations under the Existing Credit Agreement, the whole without novation;

WHEREAS in conformity with the provisions of Section 18.12.1 of the Existing Credit Agreement, the required Lenders provided the Administrative Agent with their consent to certain of the foregoing requested accommodations;

WHEREAS the parties hereto wish to enter into this Agreement to amend the Existing Credit Agreement as herein set forth, the whole without novation;

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             INTERPRETATION

In this Agreement and in the recitals hereto, except as otherwise expressly provided herein, words and expressions which are defined in the Existing Credit Agreement shall have the meanings when used herein and in the recitals hereto as are ascribed to them in the Existing Credit Agreement, save that the words “hereto”, “herein”, “hereof”, “hereby”, “hereunder”, “this Agreement”, “this Amendment”, “this Fifth Amending Agreement” and similar expressions shall refer to this Fifth Amending Agreement to the Amended and Restated Credit Agreement dated as of December 15, 2005.

2.             TEMPORARY WAIVER OF SPECIFIED FINANCIAL TESTS

2.1                               Financial Tests

The parties hereto confirm that the Majority Lenders have consented, subject to the amendments, terms, conditions and covenants outlined herein, including without limitation in Sections 4.1 and 4.2 hereof, to waive compliance by QWI with the conditions set forth in Sections 2.1(i), (ii) and (iii) of the 2007 Fourth Amending Agreement from the fiscal quarter ending on December 31, 2007 until March 30, 2008 (the “Waiver Period”).

2.2                               Waiver Fee

[Intentionally deleted]

3.             AMENDMENTS

3.1                               Definitions

Section 1.1 of the Existing Credit Agreement is amended by adding the following definitions of “Refinancing Transaction” and “Lenders’ Financial Advisor” in the appropriate alphabetical order:

““Interim Financing Transaction” means additional unsecured financing from a third party on terms and conditions satisfactory to the Administrative Agent, acting upon the instructions of the Majority Lenders, in a net amount not less than US$125,000,000 which when added to the Credit Facilities is sufficient to fund the Borrowers’ operations until January 31, 2008;”

““Refinancing Transaction” means a transaction or transactions that would result in (a) the permanent reduction of the Credit Facilities to U.S.$500 million on or before February 29, 2008, (b) the permanent repayment of the balance of the Credit Facilities in full and the cancellation of the Credit Facilities on or before June 30, 2008, and (c) interim financing, available on or before January 31, 2008, in an amount which when added to the Credit Facilities is sufficient to fund the Borrowers’ operations until March 31, 2008;”

““Lenders’ Financial Advisor” means the financial advisory consultant appointed directly or indirectly by the Administrative Agent, on behalf of the Lenders, from time to time;”

3.2                               Financial Statements and Information

Section 12.1.7 of the Existing Credit Agreement is amended by deleting the word “and” at the end of paragraph (i) and adding the following paragraphs (k), (l), (m), (n) and (o) at the end thereof.

“(k)                            Lenders’ Financial Advisor: From and after the execution of the Fifth Amending Agreement, the Loan Parties shall cooperate fully with the Lenders, the Administrative Agent and the Lenders’ Financial Advisor including providing all information reasonably requested by the Administrative Agent, the Lenders’ Financial Advisor, and their consultants and advisors and providing those persons with full access to the Borrowers’ premises, books, records, property and assets wherever they may be located, which right of access shall include the right to inspect and appraise such property and assets and to co-operate to allow the Lenders’ Financial Advisor to continue to monitor the Loan Parties’ affairs on an ongoing basis and report thereon to the Administrative Agent and the Lenders, the whole on reasonable written notice and at such reasonable time or times as will not unduly interfere with the normal operations of the Borrowers or their Subsidiaries;

(l)                                     Rolling Thirteen-Week Cash Flows: Commencing on or before January 15, 2008, the Borrowers shall provide the Lenders with a weekly updated and detailed thirteen-week rolling cash flow that has been reviewed by the Lenders’ Financial Advisor and is satisfactory to the Administrative Agent, acting upon the instructions of the Majority Lenders (collectively, the “Weekly Cash Flows”), which Weekly Cash Flows shall be not materially inconsistent with the cash flows delivered to the Administrative Agent on December 26, 2007;

(m)                               Reporting Regarding Refinancing Transaction: QWI shall report to the Administrative Agent on a regular and timely basis as to the details of its efforts to enter into and complete a Refinancing Transaction, and all other material developments relating thereto and shall provide copies of all relevant material documentation to the Administrative Agent and such other information reasonably requested by the Administrative Agent from time to time;

(n)                                 [Intentionally deleted]; and

(o)                                 Secured Financing:  In the event that the Borrowers and/or any of their respective Subsidiaries which have executed the Subsidiary Guaranty dated October 26, 2007 determine that they require secured financing to finance their working capital requirements and expenses related to other general corporate purposes (or for any other purpose) (a “Secured Financing”), the Borrowers shall within three (3) Business Days of the making of a request for Secured Financing, or the receipt of a proposal to provide Secured Financing, give written notice thereof to the Administrative Agent with full particulars of each such request or proposal, including without limitation, the particulars of the amount, of the term, of the interest rates, fees and any other compensation, of the use of the funds to be advanced, of the nature and structure of the facilities, of the nature and priority of any security, of any guarantees and of all other material covenants, terms and conditions, the identity of the proposed lenders and copies of the material proposal or commitment documents (collectively, the “Specified Particulars”) and for greater certainty, the Borrowers shall provide the Administrative Agent with the Specified Particulars of any proposal for Secured Financing not less than one (1) Business Day prior to the acceptance (subject to all required consents, including consents required under the Existing Credit Agreement) of any such proposal for Secured Financing.  Nothing in this provision is intended or is to be construed as implying the consent of the Administrative Agent or of any of the Lenders to any Secured Financing.”

3.3                               Events of Default

Section 15.1.1 of the Existing Credit Agreement is deleted and replaced with the following:

“15.1.1                                                            Immediate Event of Default: any payment of principal or interest on any of the Loans or of fees or any other amounts owing under the Loan Documents shall not be made when and as due (whether at maturity, by reason of notice of repayment or acceleration or otherwise) and in accordance with the terms of this Agreement, or a Borrower shall default in the performance or observance of any term, covenant, condition or agreement set out in paragraphs (l) or (o) of Section 12.1.7 of this Agreement;”

Section 15.1.3 of the Existing Credit Agreement is amended by deleting the word “or” at the end of paragraph (a), adding the word “or” at the end of paragraph (b) and adding the following paragraph (c) at the end thereof.

“(c)                            all or any part of any term, covenant, condition or agreement set out in paragraphs (k), (m) or (n) of Section 12.1.7, and such default is not remedied to the satisfaction of the Administrative Agent, acting upon the instructions of the Majority Lenders, within three (3) Business Days of notice by the Administrative Agent to a Borrower requiring that such default be cured.”

3.4                               Sharing of Information Concerning this Agreement

Section 18.23 of the Existing Credit Agreement is deleted and replaced with the following:

“18.23                    Sharing of Information Concerning this Agreement

Each Borrower authorizes the Arranger, the Administrative Agent and the Lenders to share, on a confidential basis, with each other and with their respective Affiliates and their Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives and, subject to the provisions of Section 19.6, with prospective Assignees of and Participants in the Credit Facilities, any information possessed by them regarding the Loan Parties or relating to the liability and indebtedness of the Borrowers under this Agreement and to payments received by the Lenders from the Borrowers.”

4.             CONDITIONS

4.1                               Conditions Precedent to Effectiveness of Fifth Amending Agreement

The provisions of this Fifth Amending Agreement shall become effective on the date upon which each of the following conditions are satisfied, or waived by the Administrative Agent acting upon the instructions of the Majority Lenders:

(i)                                     delivery by each Loan Party of a duly executed copy of this Fifth Amending Agreement to the Administrative Agent;

(ii)                                  payment of the waiver fee described in Section 2.2 hereof to the Administrative Agent;

(iii)                               delivery by each Loan Party of written consent to the appointment of PricewaterhouseCoopers Inc. as the Lenders’ Financial Advisor in form and substance satisfactory to the Administrative Agent and PricewaterhouseCoopers Inc.;

(iv)                              delivery to the Administrative Agent of satisfactory evidence that all necessary waivers, amendments and/or similar arrangements have been obtained under QWI’s US Securitization Programs in order to maintain same in place, without default or termination until at least March 31, 2008; and

(v)                                 delivery to the Administrative Agent of legal opinions of counsel to QWI, QWUSA, QPHC, QW Memphis Corp. and The Webb Company, respectively, in form and substance satisfactory to the Administrative Agent and its counsel.

4.2                               Conditions to Continued Waiver

In addition to the conditions to each Borrowing set forth under Section 11.1.2 of the Credit Agreement, the Loan Parties acknowledge and agree that the continuation of the waiver outlined in Section 2.1 of this Fifth Amending Agreement (thereby enabling the Borrowers to request Borrowings under the Credit Facilities) is subject to the following conditions subsequent:

(i)                                     there being no negative variance in excess of  US$25,000,000 in any one week beginning with the first week ending after the effective date of the Amendment between the actual amount of the “Net cash (credit facility) incl. LC”  for such week (after deducting the net proceeds of the Interim Financing Transaction, the new European factoring arrangements and of any additional third party financing) and the amount of the “Net cash (credit facility) incl. LC” for the same week as provided for in the cash flow statement delivered by the Borrowers to the Administrative Agent on December 26, 2007;

(ii)                                  the Borrowers having obtained advances on or before January 15, 2008 with the prior written consent of the Administrative Agent, acting upon the instructions of the Majority Lenders, pursuant to an Interim Financing Transaction, and any amount borrowed from any third party in excess of US$250,000,000 shall have been borrowed on an unsecured subordinated basis and shall have been applied, net of fees and expenses, in permanent reduction of the Credit Facilities; and

(iii)                               delivery by the Borrowers and the Loan Parties to the Administrative Agent on or before January 31, 2008 of an executed commitment or other written evidence of arrangements, such commitment or other evidence of arrangements to be in form and substance satisfactory to the Administrative Agent, acting upon the instructions of the Majority Lenders, in their sole discretion, that provide(s) for a Refinancing Transaction that is on terms and conditions in form and substance satisfactory to the Administrative Agent, acting upon the instructions of the Majority Lenders.

4.3                               Failure to Satisfy Conditions

Upon any failure by the Borrowers to satisfy any of the conditions set out in Section 4.2 herein, the Administrative Agent may forthwith or at any time thereafter, acting upon the instructions of the Majority Lenders, terminate the waiver referred to in Section 2.1 herein and the Loan Parties Agree that (i) there would thereupon be an immediate termination of the waiver in Section 2.1 of the 2007 Fourth Amending Agreement, (ii) whereupon there would be a breach of the financial covenants set forth in Section 12.2.10 of the Credit Agreement, (iii) the Loan Parties would not be in a position to cure such breach, and (iv) there would thereupon occur an immediate Event of Default, all without any requirement for further action on the part of the Administrative Agent or the Lenders.

5.             EXTENT OF AMENDMENTS

The amendments and waivers set forth herein are limited precisely as written and shall not be deemed to (i) be a consent to any amendment or modification of any of the other terms or conditions of the Existing Credit Agreement, (ii) prejudice any other rights that the Administrative Agent or the Lenders may now have or may have in the future under or in connection with the Existing Credit Agreement or (iii) constitute novation of the Existing Credit Agreement or the obligations thereunder.

6.             DECLARATORY AND INTERPRETATIVE PROVISIONS

All notices, requests, certificates and other instruments executed and delivered after the date of this Fifth Amending Agreement may refer to the Existing Credit Agreement without making specific references to this Fifth Amending Agreement, but nevertheless all such references shall include this Fifth Amending Agreement unless the context requires otherwise.

This Fifth Amending Agreement shall be construed in connection with and as part of the Existing Credit Agreement and all terms, conditions, representations, warranties, covenants and agreements set forth in the Existing Credit Agreement, except as herein modified, are hereby ratified and confirmed and shall remain in full force and effect.

7.             CERTIFICATIONS

The Borrowers certify to the Administrative Agent and each Lender that on and as of the date hereof and immediately after giving effect to this Fifth Amending Agreement:

(i)                                     each of the Borrowers and QPHC (the “Intervenant”) is a validly existing corporation having the necessary corporate power and authority to carry on its business and has the power and authority to execute, deliver and perform its obligations under this Fifth Amending Agreement;

(ii)                                  this Fifth Amending Agreement has been duly authorized by all necessary corporate action of each of the Borrowers and the Intervenant;

(iii)                               this Fifth Amending Agreement constitutes a legal, valid and binding obligation of the Borrowers and the Intervenant;

(iv)                              neither the execution, delivery or performance of this Fifth Amending Agreement, nor compliance with the terms and provisions hereof will, to the best of each Borrower’s knowledge, (i) conflict with, violate, or result in a breach of any of the terms, conditions or provisions of any law or regulation applicable to the Borrowers or the Intervenant, or any order, injunction, decree, determination or award of any court or any governmental department, body, commission, board, bureau, agency or instrumentality applicable to the Borrowers and the Intervenant, or (ii) conflict with, violate, result in a breach of, constitute a default under any charter or by-law provision of the Borrowers or the Intervenant or of any loan or credit agreement, loan or trust indenture, trust deed, or any other material agreement or instrument to which the Borrowers or the Intervenant is a party or by which it is bound;

(v)                                 QWI is not in violation of and is in compliance in all material respects with each contractual undertakings governing QWIs Senior Notes; and

(vi)                              no Event of Default has occurred and is continuing.

8.             GOVERNING LAW

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed and construed in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable therein.

9.             COUNTERPARTS

This Fifth Amending Agreement may be executed in any number of counterparts, each such counterpart constituting an original but all together one and the same instrument.

10.          LANGUAGE

The parties confirm that they have requested that this Agreement and all documents contemplated thereby be drawn up in the English language.

Les parties confirment avoir requis que cette convention et tous les documents qui y sont envisagés soient rédigés en langue anglaise.

11.          CONTINUANCE OF EXISTING GUARANTEE

(1)           QWI, QWUSA and QPHC (by its intervention to this Agreement), each acknowledges having taken cognizance of the foregoing and recognizes and confirms that (x) its guarantee as set forth in the Principal Credit Agreement as confirmed, inter alia, in the Existing Credit Agreement in the case of QWI and set forth in its separate Guarantee entitled “Loan Party Guarantee Agreement”, dated as of April 28, 1999 as confirmed in the Principal Credit Agreement and in the Existing Credit Agreement in the cases of each of QWUSA and QPHC, continues in full force and effect notwithstanding the amendments made to the Existing Credit Agreement contained herein and (y) the indebtedness, liabilities and obligations of the Borrowers under the Existing Credit Agreement as amended by this Fifth Amending Agreement constitute indebtedness, liabilities and obligations guaranteed under its said guarantee.

(2)           Each guarantor listed in Schedule “A” hereto, acknowledges having taken cognizance of the foregoing and recognizes and confirms that (x) the Subsidiary Guaranty dated as of October 26, 2007 continues in full force and effect notwithstanding the amendments made to the Existing Credit Agreement contained herein and (y) the indebtedness, liabilities and obligations of the Borrowers under the Existing Credit Agreement as amended by this Fifth Amending Agreement constitute indebtedness, liabilities and obligations guaranteed under its said guarantee.

12.          INTERVENTION

And to this Fifth Amending Agreement to Amended and Restated Credit Agreement came and intervened, QPHC which acknowledges having taken cognizance of the foregoing and recognizes and confirms the matters set forth in Section 9 hereof.

13.          EFFECTIVE DATE

This Fifth Amending Agreement takes effect as of December 31, 2007.

[Remainder of page left intentionally blank]

[Signature pages follow]

Fifth Amending Agreement - Signature Page

IN WITNESS WHEREOF the parties hereto have signed and delivered this Fifth Amending Agreement as of the date first herein above stated.

QUEBECOR WORLD INC.

By:	/s/ Jacques Mallette
Name:	Jacques Mallette
Title:	President and Chief Executive Officer

By:	/s/ Marie-É. Chlumecky
Name:	Marie-É. Chlumecky
Title:	Corporate Secretary

QUEBECOR WORLD (USA) INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	President

ROYAL BANK OF CANADA
(as Administrative Agent)

By:	/s/ Renuka Gnanaswaran
Name:	Renuka Gnanaswaran
Title:	Manager, Agency

RBC CAPITAL MARKETS
(as Arranger)

By:	/s/ Rod Smith
Name:	Rod Smith
Title:	Authorized Signatory

INTERVENANT

QUEBECOR PRINTING HOLDING
COMPANY

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	President

QW MEMPHIS CORP.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

THE WEBB COMPANY

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	President

QUEBECOR WORLD PRINTING (USA)
CORP.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	President

QUEBECOR WORLD LOVELAND INC

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD SYSTEMS INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	President

QUEBECOR WORLD SAN JOSE INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD BUFFALO INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD JOHNSON &
HARDIN CO.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD NORTHEAST
GRAPHICS INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD UP/GRAPHICS INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	President

QUEBECOR WORLD GREAT WESTERN
PUBLISHING INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD DB ACQUISITION
CORP.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

WCP-D, INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD TACONIC
HOLDINGS INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD RETAIL PRINTING
CORPORATION

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD ARCATA CORP.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD NEVADA INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD ATGLEN INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD KRUEGER
ACQUISITION CORP.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD BOOK SERVICES
LLC

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD DUBUQUE INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD PENDELL INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD FAIRFIELD INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QW NEW YORK CORP.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD DALLAS II INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD NEVADA II LLC

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD DALLAS, L.P.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD MT. MORRIS II LLC

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD PETTY PRINTING
INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD HAZELTON INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD OLIVE BRANCH
INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD DITTLER
BROTHERS INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD ATLANTA II LLC

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD RAI INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD KRI INC

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD CENTURY
GRAPHICS CORPORATION

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD WAUKEE INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD LOGISTICS INC.

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

QUEBECOR WORLD MID-SOUTH PRESS
CORPORATION

By:	/s/ David McCarthy
Name:	David McCarthy
Title:	Vice President

Schedule “A”- Subsidiary Guarantors

QW MEMPHIS CORP.

THE WEBB COMPANY

QUEBECOR WORLD PRINTING (USA) CORP.

QUEBECOR WORLD LOVELAND INC.

QUEBECOR WORLD SYSTEMS INC.

QUEBECOR WORLD SAN JOSE INC.

QUEBECOR WORLD BUFFALO INC.

QUEBECOR WORLD JOHNSON & HARDIN CO.

QUEBECOR WORLD NORTHEAST GRAPHICS INC.

QUEBECOR WORLD UP/GRAPHICS INC.

QUEBECOR WORLD GREAT WESTERN PUBLISHING INC.

QUEBECOR WORLD DB ACQUISITION CORP.

WCP-D, INC.

QUEBECOR WORLD TACONIC HOLDINGS INC.

QUEBECOR WORLD RETAIL PRINTING CORPORATION

QUEBECOR WORLD ARCATA CORP.

QUEBECOR WORLD NEVADA INC.

QUEBECOR WORLD ATGLEN INC.

QUEBECOR WORLD KRUEGER ACQUISITION CORP.

QUEBECOR WORLD BOOK SERVICES LLC

QUEBECOR WORLD DUBUQUE INC.

QUEBECOR WORLD PENDELL INC.

QUEBECOR WORLD FAIRFIELD INC.

QW NEW YORK CORP.

QUEBECOR WORLD DALLAS II INC.

QUEBECOR WORLD NEVADA II LLC

QUEBECOR WORLD DALLAS, L.P.

QUEBECOR WORLD MT. MORRIS II LLC

QUEBECOR WORLD PETTY PRINTING INC.

QUEBECOR WORLD HAZELTON INC.

QUEBECOR WORLD OLIVE BRANCH INC.

QUEBECOR WORLD DITTLER BROTHERS INC.

QUEBECOR WORLD ATLANTA II LLC

QUEBECOR WORLD RAI INC.

QUEBECOR WORLD KRI INC.

QUEBECOR WORLD CENTURY GRAPHICS CORPORATION

QUEBECOR WORLD WAUKEE INC.

QUEBECOR WORLD LOGISTICS INC.

QUEBECOR WORLD MID-SOUTH PRESS CORPORATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By:	/s/ Marie É. Chlumecky
Name:	Marie-É. Chlumecky
Title:	Assistant Corporate Secretary

Date:	January 10, 2008